

May 22, 2013

Via E-mail
James D. Davidson, III
President and Chief Executive Officer
California Gold Corp.
4515 Ocean View Boulevard, Suite 305
La Canada, California 91011

      Re: **California Gold Corp.**
              Form 10-K for the Year Ended January 31, 2012
              Filed May 2, 2012
              File No. 333-134549

Dear Mr. Davidson:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ John Reynolds

                        John Reynolds
                        Assistant Director